Filed Pursuant to Rule 433

Registration No. 333-238879

FOR IMMEDIATE RELEASE

Contact: Fred Thayer, Associate Vice President – Corporate Brand and Communications

Werner Enterprises, Inc.

402.895.6640 ext. 100-2065

fthayer@werner.com

For Release: June 2, 2020

BEGINNING OF A NEW CHAPTER AS WERNER FOUNDER CL WERNER TRANSITIONS

Werner Announces Planned Transition of its Founder and Related Proposed Secondary Offering of Common Stock

OMAHA, Neb. – Werner Enterprises, Inc. (Nasdaq: WERN), a premier transportation and logistics provider, today announced that Clarence L. Werner stepped down as its Executive Chairman effective May 31, 2020. Mr. Werner will continue to serve as Chairman of the board of directors through the end of his current term, which is expected to end in May 2021, and at that time it is expected that he will become Chairman Emeritus. In connection with this transition, the board of directors appointed Derek Leathers, the current Chief Executive Officer and President of the Company, as a member and Vice Chairman of the board of directors effective May 31, 2020. Mr. Werner has recommended to the board of directors that Mr. Leathers be named Chairman of the board of directors, in addition to Chief Executive Officer and President, when Mr. Werner’s term ends.

In connection with CL Werner’s transition, the Company also announced today an underwritten public offering of 12,845,930 shares of its common stock by the Clarence L. Werner Revocable Trust, of which Mr. Werner is the grantor and sole trustee, subject to market conditions and other factors. The Clarence L. Werner Revocable Trust is also expected to grant the underwriter of the offering a 30-day option to purchase up to an additional 1,284,593 shares of common stock. Morgan Stanley is acting as the sole underwriter of the offering. The Company is not selling any shares of common stock in the offering, and the Company will not receive any proceeds from the offering by the selling shareholder.

Werner Enterprises, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents Werner Enterprises, Inc. has filed with the SEC for more complete information about Werner Enterprises, Inc. and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, or by email at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Global Headquarters  |  14507 Frontier Road, Omaha, NE 68138  |  PO Box 45308, Omaha, NE 68145

402.895.6640  |  www.werner.com

Werner Enterprises, Inc. was founded in 1956 and is a premier transportation and logistics company, with coverage throughout North America, Asia, Europe, South America, Africa and Australia. Werner maintains its global headquarters in Omaha, Nebraska and maintains offices in the United States, Canada, Mexico and China. Werner is among the five largest truckload carriers in the United States, with a diversified portfolio of transportation services that includes dedicated; medium-to-long-haul, regional and expedited van; and temperature-controlled. The Werner Logistics portfolio includes truck brokerage, freight management, intermodal, international and final mile services. International services are provided through Werner’s domestic and global subsidiary companies and include ocean, air and ground transportation; freight forwarding; and customs brokerage.

Werner Enterprises, Inc.’s common stock trades on the Nasdaq Global Select MarketSM under the symbol “WERN”.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the proposed offering and the expected transition of the role of Chairman of the board of directors, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are based on information presently available to Werner’s management and are current only as of the date made. Actual results could differ materially from those anticipated as a result of a number of factors, including, but not limited to, those discussed in Werner’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020. For those reasons, undue reliance should not be placed on any forward-looking statement. Werner assumes no duty or obligation to update or revise any forward-looking statement, although it may do so from time to time as management believes is warranted or as may be required by applicable securities law. Any such updates or revisions may be made by filing reports with the U.S. Securities and Exchange Commission, through the issuance of press releases or by other methods of public disclosure.